EX-28.h.5.h

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, made this ___ day of _________, 2012, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as identified below (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Advisory Agreement with the Fund, on behalf of each Portfolio, pursuant to which Dimensional provides investment management services for the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of the Portfolios;

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver and Expense Assumption by Dimensional.  Dimensional agrees to waive all or a portion of its management fee and to assume the ordinary operating expenses of a class of each of the following Portfolios (excluding the expenses that the Portfolio incurs indirectly through its investment in other investment companies and excluding any applicable 12b-1 fees) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of a class of each Portfolio on an annualized basis, to the applicable rate listed below as a percentage of the average net assets (the “Expense Limitation Amount”):

Portfolio	Expense Limitation Amount
U.S. Large Cap Growth Portfolio	0.20%
U.S. Small Cap Growth Portfolio	0.40%
International Large Cap Growth Portfolio	0.30%
International Small Cap Growth Portfolio	0.55%

2.
Duty to Reimburse Dimensional.  If, at any time, the Portfolio Expenses of a class of a Portfolio are less than the Expense Limitation Amount for such class of shares of the Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the Expense Limitation Amount.  There shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.
Duration and Termination.  This Agreement shall begin on ______, 2012, and shall continue in effect until February 28, 2014, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for a Portfolio, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between Dimensional and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title: